Jet Metal Corp.
(Formerly Crosshair Energy Corporation)
Management Discussion & Analysis
For the nine month period ended January 31, 2014
Date Prepared: March 24, 2014

GENERAL

This Management Discussion & Analysis (“MD&A”) is intended to supplement and complement the condensed interim consolidated financial statements and accompanying notes of Jet Metal Corp. (formerly Crosshair Energy Corporation) (the “Company” or “Jet Metal”) for the nine month period ended January 31, 2014. The information provided herein should be read in conjunction with the Company’s audited consolidated financial statements and accompanying notes for the year ended April 30, 2013.

All dollar figures presented are expressed in Canadian dollars unless otherwise noted.  Financial statements and summary information derived therefrom are prepared in accordance with International Financial Reporting Standards (“IFRS”) and International Accounting Standards (“IAS”) 34, Interim Financial Reporting.

Management is responsible for the preparation and integrity of the financial statements and MD&A, including the maintenance of appropriate information systems, procedures and internal controls and to ensure that information used internally or disclosed externally, including the financial statements and MD&A, is complete and reliable.  The Company’s Board of Directors follows recommended corporate governance guidelines for public companies to ensure transparency and accountability to shareholders.  The Board’s audit committee meets with management quarterly to review the financial statements including the MD&A and to discuss other financial, operating and internal control matters.

The reader is encouraged to review Company’s statutory filings on www.sedar.com and to review general information including reports and maps on the Company's website at www.jetmetalcorp.com.

FORWARD LOOKING STATEMENTS

Certain of the statements made herein may constitute “forward-looking statements” or contain “forward-looking information” within the meaning of applicable Canadian and United States securities laws.  In this context, forward-looking statements often address expected future business and financial performance, and often contain words such as "anticipate", "believe", "plan", "estimate", "expect", and "intend", statements that an action or event "may", "might", "could", "should", or "will" be taken or occur, or other similar expressions. All statements, other than statements of historical fact, included herein including, without limitation; statements about the potential for additional mineralization at the Company’s properties, the timelines to complete the Company’s exploration programs, timing for permit applications, timing for new resource estimates, impacts on historic sites, the estimation of mineral resource estimates, timing to complete technical reports, forecasts for exploration expenditures, estimates of future administrative costs, and statements about the Company’s future development of its properties. Forward-looking statements are subject to a variety of risks and uncertainties which could cause actual events or results to differ from those reflected in the forward-looking statements, including, without limitation, risks and uncertainties relating to foreign currency fluctuations; risks inherent in mineral exploration and development including environmental hazards, industrial accidents, unusual or unexpected geological formations, ground control problems and flooding; risks associated with the estimation of mineral resources and reserves and the geology, grade and continuity of mineral deposits; the possibility that future exploration, development or mining results will not be consistent with the Company’s expectations; the potential for and effects of labour disputes or other unanticipated difficulties with or shortages of labour or interruptions in production; the potential for unexpected costs and expenses and commodity price fluctuations including the price of uranium; uncertain political and economic environments; changes in laws or policies, foreign taxation, delays or the inability to obtain necessary governmental permits; and other risks and uncertainties, including those described under Risk Factors Relating to the Company’s Business in the Company’s Annual Report on Form 20-F and in each MD&A.

Jet Metal Corp.
(Formerly Crosshair Energy Corporation)
Management Discussion & Analysis
For the nine month period ended January 31, 2014
Date Prepared: March 24, 2014

Forward-looking information and forward-looking statements are, in addition, based on various assumptions including, without limitation, the expectations and beliefs of management, the assumed long term price of commodities; that the Company can access financing, appropriate equipment and sufficient labour availability and that the political environment will continue to support the development and operation of mining projects.  Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements.  Accordingly, readers are advised not to place undue reliance on forward-looking statements. The Company does not intend to update forward-looking statements or information, except as may be required by applicable law.

NATIONAL INSTRUMENT 43-101 COMPLIANCE

C. Stewart Wallis, P.Geo., a director of the Company and a Qualified Person as defined by National Instrument 43-101 (“NI 43-101”), has reviewed and approved the technical information contained in this MD&A. Further information on the Company’s mineral properties can be found in the following NI 43-101 Technical Report which is available on SEDAR at www.sedar.com and the Company’s website:

•	CMB Uranium Project: The Technical Report titled “Technical Report on the CMBNW Property, Labrador Canada” dated June 22, 2009.

DESCRIPTION OF BUSINESS AND OVERVIEW

The Company is a mineral exploration company engaged in acquiring, exploring and developing mineral properties. It is currently focused on advancing its uranium and vanadium properties in North America, as well as investigating other mineral opportunities elsewhere in the world.  The Company does not have any producing mineral properties at this time.

The Company’s common shares trade on the TSX Venture Exchange (the “TSX-V”) under the symbol “JET” and on the OTC Markets Group’s OTCQB Marketplace (the “OTCQB”) under the symbol “JETMF”.  The common shares of the Company were delisted from the NYSE MKT Stock Exchange prior to markets opening on July 1, 2013.  On the same day, the Company’s common shares were listed and began trading on the OTC Markets Group’s OTCQB Marketplace.  The listing of the Company’s common shares in Canada was transitioned from the TSX to the TSX-V on January 20, 2014.

In September 2013, the Company changed its name from Crosshair Energy Corporation to Jet Metal Corp. and completed a consolidation of its common shares on the basis of one post-consolidated share for every ten pre-consolidated shares.  All references to share and per share amounts have been restated to reflect this share consolidation.

The Company is currently focusing on exploration and evaluation activities in the province of Newfoundland and Labrador, Canada and the state of Wyoming, USA on the following properties:

➢	Central Mineral Belt (“CMB”) Uranium Project in Labrador

➢	Bootheel Uranium (“Bootheel”) Project with UR-Energy USA, Inc. in Wyoming

Central Mineral Belt (“CMB”) Project

Silver Spruce Property Amalgamation

The CMB project currently consists of a total of 451 mineral claims as the Company has a 100% interest in the Two Time, Firestone, South Brook, Running Man and Big Bear prospects, subject to a 2% Net Smelter Return Royalty (“NSR”) payable to Silver Spruce Resources Inc. on their original claim area.

Jet Metal Corp.
(Formerly Crosshair Energy Corporation)
Management Discussion & Analysis
For the nine month period ended January 31, 2014
Date Prepared: March 24, 2014

These claims were originally acquired by the Company in July 2008, when it acquired a 60% interest in 4,741 claims in the Central Mineral Belt from Expedition Mining Inc. (“Expedition”) by paying $500,000 and issuing 250,000 common shares and 187,500 warrants to Expedition.  The claims were part of a property agreement between Expedition and Silver Spruce Resources Inc. (“Silver Spruce”), under which Expedition had earned a 60% interest.  Expedition retains a 2% NSR on 60% of any production from the Silver Spruce Property. The claims are host to the Two Time Prospect. The exploration activities on these claims had originally been referred to as the CMB-JV project. However, Silver Spruce declined to participate in 2011 summer exploration program and has diluted its interest to a 2% NSR Royalty. As a result of this dilution, the land package of the CMB-JV project was folded into the pre-existing CMB project and will now be viewed, and budgeted, as a single exploration project.

Two Time Prospect

The Two Time mineralized zone currently contains an Indicated Mineral Resource estimate of 2.33 M pounds of U3O8 (1.82 M tonnes grading 0.058% U3O8) and an Inferred Mineral Resource estimate of 3.73 M pounds of U3O8 (3.16 M tonnes grading 0.053% U3O8) and is open for expansion.

Exploration activities on the Two Time Prospect during the 2011 and 2012 field seasons focused on investigating the down dip extension of the resource previously reported, as well as a number of coincident airborne radiometric geophysical and rock geochemical anomalies outside the Two Time Prospect. A total of 21 drill holes, totaling 4,206 metres have been completed, the results of which have confirmed uranium mineralization at the Two Time Prospect to extend to depths of over 500 metres. Drilling on the Firestone Prospect intersected a three and a half metre interval that returned 0.084% U3O8. Contained within this interval was a 0.5 metre interval that returned 0.519% U3O8. The only hole drilled on the Big Bear Prospect returned seven metres of 0.031% U3O8. Drilling at the three eastern-most prospects of South Brook, Running Man and Big Bear, was preliminary, with the program cut short due to inclement weather.

Specific results from the drilling on the Two Time Prospect are illustrated in the table below. Drill hole CMB-12-49 successfully intersected mineralization at the expected depth over a thicker interval, indicating the deposit is continuous to the south along strike and along dip. This hole represents a minimum 50m step out to the south from previous holes into the deposit. Four shallow holes drilled north of the Two Time Prospect to evaluate radon anomalies did not intersect uranium mineralization.

Hole ID	From (m)	To (m)	Interval (m)	U3O8%
CMB-12-49	319.5	324.0	4.5	0.032
and	345.4	346.4	1.0	0.032
and	492.5	521.0	28.5	0.031
including	494.0	498.0	4.0	0.051
and	513.5	516.5	3.0	0.074

During the nine month period ended January 31, 2014, the Company incurred acquisition costs of $Nil (year ended April 30, 2013 - $Nil) and exploration and evaluation expenses of $Nil (2013 - $Nil) related to the Silver Spruce Property.  Due to the challenging economic environment, the Company does not plan to spend any additional funds on these claims until market conditions improve.

Jet Metal Corp.
(Formerly Crosshair Energy Corporation)
Management Discussion & Analysis
For the nine month period ended January 31, 2014
Date Prepared: March 24, 2014

Moran Lake Property

Pursuant to an agreement dated October 14, 2004, the Company acquired an option to earn a 90% interest, subject to a 2% NSR and a 10% carried interest to the vendor, in the Moran Lake Property, a uranium prospect located in Central Labrador, Newfoundland, Canada.  The agreement was amended on March 1, 2005 to include additional claims adjacent to the Moran Lake Property, known as Moran Heights.

On November 1, 2013, the Company exercised its right to abandon those mineral claims that form a component of the Moran Lake Property, located in Newfoundland and Labrador, Canada, and were the subject of the Moran Lake Co-ownership Agreement (the “Agreement”) dated December 5, 2011, between the Company and Lewis Murphy. As all of the mineral claims that are the subject of the Agreement were abandoned, the Company also terminated the Agreement and is discharged from any further obligations with respect to the Agreement. Following the termination of the Agreement, the Company recorded an impairment of all capitalized costs related to the Moran Lake Property to operations during the nine month period ended January 31, 2014. The Company continues to maintain 465 mineral claims, contained within 4 licenses, which are in good standing and were outside of the area subject to the Moran Lake Co-ownership Agreement.

Bootheel Uranium Project

The Bootheel properties are currently owned by The Bootheel Project LLC and consist of 81 Federal Mining claims and one State lease.  The Company now has an 81% interest in The Bootheel Project LLC, subject to certain royalties. Under the terms of an agreement dated June 7, 2007, as amended December 21, 2007, and February 28, 2008, between UR-Energy USA Inc. (“URE”), several of its subsidiaries, Target Exploration and Mining Corp (“Target”), a wholly owned subsidiary of the Company, and Crosshair Energy USA, Inc. (formerly 448018 Exploration Inc.) (“Crosshair USA”), a wholly owned subsidiary of Target, the Company was able to earn an initial 75% interest in The Bootheel Project LLC, by completing expenditures totalling US$3 million and issuing 12,500 common shares on or before June 7, 2011.  All the common shares have been issued and as of July 31, 2009, the Company exceeded US$3 million in expenditures on the property, thereby earning its initial 75% interest. As URE declined to participate in the fiscal 2012 exploration program, its participating interest was diluted from 25% to approximately 19%, and the Company’s participating interest increased from 75% to approximately 81%.

Under agreements dated February 5, 2008 between MJ Ranches Inc. and Crosshair USA as manager, The Bootheel Project LLC leased MJ Ranches Inc.’s 75% ownership of certain minerals on fee land that adjoins the Bootheel Property.  The initial term of the agreement was for five years with provision for two renewals.  Payment for the initial five year term was US $252,651 paid in advance, increased for inflation for the renewal periods.  The acquired mineral rights were subject to a sliding scale royalty tied to the sales price of uranium. The “Uranium Lease and Surface and Damage Agreement” and “Surface Impact Agreement” expired in February 2013.  On June 7, 2013, the Company announced that The Bootheel Project LLC was unable to reach an agreement with MJ Ranches Inc. on terms which more accurately reflected current market conditions.  Certain portions of the mineral resources included in the Technical Report issued by the Company, dated October 27, 2012, are located on those lands which were subject to the mineral lease with MJ Ranches Inc.  Accordingly, during the year ended April 30, 2013, the Company recorded an impairment of all of the capitalized costs of this project to operations.

Project Summary

The property has been previously explored for uranium by a number of companies in the 1970’s and again in the mid-1990’s by Cameco Corporation (“Cameco”).

The Bootheel Project LLC acquired a database from Power Resources Inc. that includes reports, gamma logs, drill logs and other data which primarily cover the Federal mining claims but also include some historic data from the surrounding fee land.

Jet Metal Corp.
(Formerly Crosshair Energy Corporation)
Management Discussion & Analysis
For the nine month period ended January 31, 2014
Date Prepared: March 24, 2014

The calendar year 2008 drilling program, designed to further test the mineralized Sundance Formation, consisted of 93 vertical holes averaging 540 ft. in depth and totalling 50,163 ft.  Of these holes, 12 were spot cored through the Sundance Formation resulting in 708.5 ft. of core.  Drilling commenced in June 2008 and was completed on September 20, 2008. Results collected to date indicate that the majority of the uranium mineralization on the Bootheel Property is hosted by the Sundance Formation. Laboratory testing in calendar year 2008 demonstrated the potential for uranium mining by in-situ recovery (“ISR”). ISR techniques are more environmentally friendly and less capital intensive than conventional mining methods. Currently, there are three ISR projects in production and several other ISR projects in the permitting or development phase, in Wyoming.

In addition to the calendar year 2008 drilling program, the historic holes were relocated and limited ground radiometric and water sampling surveys were carried out.  On February 5, 2009, Target reported that preliminary bottle roll tests had confirmed historical metallurgical test work indicating uranium recoveries of 87% or better using sodium bicarbonate as a lixiviant.

The data acquired from Cameco were compiled by the Company’s geological team and were combined with the results from over 50,000 feet of drilling completed by Target at Bootheel during calendar year 2008. This compilation formed the basis for the Company’s 2011 drilling program which saw the completion of 76 bore holes, totaling 35,760 feet (10,900 metres). A synthesis of all of these data have enabled the Company to generate an Indicated Mineral Resource estimate of 1.12 million pounds of U3O8 (1.570M tons @0.036%) and an Inferred Mineral Resource of 1.05 million pounds of U3O8 (1.315M tons @ 0.040%) for the 81 Federal lode claims and single Wyoming State lease that currently comprise the Bootheel property. See the following table for additional detail.

Formation/Classification	Section	Tons	Grade U3O8%	Lbs
Sundance:
Indicated	Section 6	943,000	0.040	751,000
Indicated	Section 36	627,000	0.029	369,000
Inferred	Section 36	1,007,000	0.031	624,000

Wind River:
Inferred	Section 6	182,000	0.074	267,000
Inferred	Section 12	20,000	0.063	25,000
Inferred	Section 32	106,000	0.063	134,000

Total Indicated		1,570,000	0.036	1,120,000
Total Inferred		1,315,000	0.040	1,050,000

The above Mineral Resource was estimated by C. Stewart Wallis, P. Geo, a Qualified Person as defined by NI 43-101, with an effective date of July 8, 2013. The Classifications of the Mineral Resources follow the CIM guidelines dated November 2010.  Wind River resources were estimated using the polygonal method at an estimated cut-off grade of 0.02% eU3O8 over a minimum thickness of 4 feet and a minimum grade x thickness (GT) product of 0.15 ft% and a long term uranium price of $70 per pound. The Sundance resources were estimated using the contour method at an estimated cut-off grade of 0.015% eU3O8 over a minimum thickness of 4 feet and a minimum grade x thickness (GT) product of 0.15 ft% and a long term uranium price of $70 per pound. A tonnage factor of 16 ft3/ton was used for the Sundance Formation, and 15 ft3/ton was used for the Wind River Formation. There are no known legal, environmental or other risks that could materially affect the development of the mineral resources. The numbers in the table have been rounded.

Jet Metal Corp.
(Formerly Crosshair Energy Corporation)
Management Discussion & Analysis
For the nine month period ended January 31, 2014
Date Prepared: March 24, 2014

While the above stated mineral resource estimates are encouraging, the continuing downward pressure on the uranium price, in addition to the overall poor state of the junior resource market, has led the Bootheel Project LLC to focus on reducing its expenditures to a minimum, while maintaining the integrity of its data and land package. As a result, the Company released mineral claims that do not currently have any mineral resources identified on them or any significant prospectivity to contain such resources. This action reduced the total land package from 274 mineral claims to 81 mineral claims, with a resultant annual mineral claim filing fee of approximately US$12,620 - a savings of US$28,300 annually. This action will allow the Bootheel Project LLC to keep the most prospective ground in good standing for the next 12 months. A reversal in the state of uranium price specifically, as well as the junior resource market in general, may afford the Bootheel Project LLC the opportunity to more fully assess its options in the future.

During the nine month period ended January 31, 2014, the Company incurred acquisition costs of $Nil related to the Bootheel Uranium Project.  To maintain the land package, the Company incurred exploration and evaluation expenses of $47,451 during the nine month period ended January 31, 2014 which included administrative costs of $28,772 for insurance, permitting and equipment storage, and reclamation costs of $30,243 for land re-seeding and filling of drill holes.  These exploration and evaluation expenses were offset by recoveries of $11,564 in relation to URE’s portion of exploration and evaluation expenditures incurred on the Bootheel Uranium Project.

Victoria Lake Project

The Victoria Lake Project consists of 70 claims covering 1,750 hectares.  Since acquiring the property, the Company has completed several phases of exploration including prospecting, mapping, till and rock sampling as well as trenching on targets defined by the other works.

An 11 hole (2,197 metres) diamond drilling program was completed in calendar year 2006.  The program tested several coincidental geological, rock and soil geochemical anomalies as well as geophysical (gravity) anomalies.  Favourably altered, sulphide-bearing felsic volcanic units were encountered in several of the holes. During calendar year 2008, a borehole Pulse EM survey was conducted to test for off-hole conductors that may represent massive sulphides.  Interpretation of the data identified several anomalies suggestive of conductive sources within the vicinity of the diamond drill holes. An airborne electromagnetic and magnetic survey was carried out in January 2011 and numerous anomalies were outlined.

Work completed on the Victoria Lake project to date confirms the exploration prospectivity of the area; however, due to the current poor state of the junior resource market, the decision was made to expend no additional funds on this project. The Company is working to have its current joint venture partner, Canadian Zinc, take over as operator of the Victoria Lake property.  Accordingly, the Company recorded an impairment against its exploration and evaluation assets during the year ended April 30, 2013.

STOCK EXCHANGE LISTINGS

On June 7, 2013, the Company announced plans to voluntarily delist its common shares from NYSE MKT. Management believed that under the Company’s financial circumstances, it was not practicable to maintain a plan of compliance that would satisfy NYSE MKT’s continued listing requirements. As a result, the Board of Directors of the Company determined it to be in the best interest of the Company to delist voluntarily from NYSE MKT. The Company formally notified NYSE MKT on June 7, 2013 of its intention to file a Form 25 with the Securities and Exchange Commission (“SEC”) on June 18, 2013. Following the filing of Form 25, the delisting took effect on July 1, 2013, with the simultaneous transfer of the Company’s common stock to the OTCQB. Associated with the move to OTCQB, the Company opted to subscribe to the Exchange’s Real-Time Level 2 Quote Display Service so that investors and market participants will be able to view real-time stock quotes for the Company at www.otcmarkets.com.

Jet Metal Corp.
(Formerly Crosshair Energy Corporation)
Management Discussion & Analysis
For the nine month period ended January 31, 2014
Date Prepared: March 24, 2014

As the Company reported in its news release dated July 26, 2013, it did not meet the continued listing requirement of the Toronto Stock Exchange (“TSX”) with respect to its market capitalization. On November 22, 2013, the Company announced that it planned to voluntarily delist its common shares from the TSX and transition to the TSX Venture Exchange in a manner that would provide uninterrupted trading for the Company’s securities. By moving forward to voluntarily delist from the TSX, the Company was able to exercise complete control over the process, ensuring uninterrupted trading of its securities. The transition from the TSX to the TSX Venture Exchange took effect on January 20, 2014.

OUTLOOK

In the next 12 months, the Company is executing a program of cost minimization in order to manage through the continuing poor macroeconomic environment and is also seeking additional financing to improve its working capital. Through its management services agreement with King & Bay West Management Corp., the Company continues to look for business opportunities and potential asset acquisitions.

REVIEW OF CONSOLIDATED FINANCIAL RESULTS

Overview

Results of operations for the nine month period ended January 31, 2014 compared to the nine month period ended January 31, 2013:

For the nine month period ended January 31, 2014, the Company reported a net loss of $3,856,918 or $0.59 per common share, compared to a net loss of $6,406,152 or $0.97 per common share for the nine month period ended January 31, 2013.

Total expenses for the nine month period ended January 31, 2014 were $3,851,642 and $6,687,891 lower than for the same period of the prior year as a direct result of decreased overall Company activity during the current period.  All administrative expenses for the nine month period ended January 31, 2014 decreased compared to the same period of the prior year with the exception of transfer agent and filing fees and are discussed below.

Audit and accounting fees of $18,775 (2013 - $92,496) decreased for the nine month period ended January 31, 2014 compared to the same period of the prior year due to the Company incurring additional fees in the prior period in relation to Sarbanes-Oxley (“SOX”) compliance and additional tax filings.

Consulting expense of $Nil (2013 - $294,748), management fees of $142,533 (2013 - $310,374) and wages and salaries of $228,370 (2013 - $597,127) total $370,903 for the current period (2013 - $1,202,249) which represents a total decrease of $831,346 compared to the same period of the prior year as a result of decreased Company activities and personnel providing services to the Company.  During the nine month period ended January 31, 2014, a consulting agreement between the Company and the former Chief Executive Officer and a consulting agreement between the Company and the former Executive Chairman were both terminated.

Director fees of $Nil (2013 - $97,607) decreased by $97,607 compared to the same period of the prior year as a result of the Company cancelling its director compensation program in light of financial conditions faced by the Company.

Jet Metal Corp.
(Formerly Crosshair Energy Corporation)
Management Discussion & Analysis
For the nine month period ended January 31, 2014
Date Prepared: March 24, 2014

During the nine month period ended January 31, 2014, the Company spent a total of $47,864 (2013 - $3,048,897) on exploration and evaluation expenditures, including $560 (2013 - $2,147,357) on exploration of the CMB project, $47,451 (2013 - $51,067) on the Bootheel project, $Nil (2013 - $47,265) on the Golden Promise project, and recovered $147 (2013 - $803,208 expense) on the Juniper Ridge project.  Exploration and evaluation expenses for the nine month period ended January 31, 2014 related to minimal administrative costs and recoveries to maintain claims and insurance policies on the CMB and Bootheel projects.  In addition, the Company incurred reclamation costs to reclaim the land on which the Bootheel project sits.  The current period decrease of $3,001,033 in exploration and evaluation expenditures compared to the same period of the prior period is due to the Company no longer pursuing the CMB, Golden Promise and Juniper Ridge projects as well as decreased activities on the Bootheel project.  Details of exploration and evaluation activities are further discusses in “Description of Business and Overview”.

During the nine month period ended January 31, 2014, the Company recorded an impairment of exploration and evaluation assets in the amount of $3,160,618 which relates to the CMB project.  During the nine month period ended January 31, 2013, the Company recorded an impairment of exploration and evaluation assets in the amount of $932,585 relating to the Juniper Ridge project.

Investor relations expense of $10,264 (2013 - $173,123), legal costs of $8,746 (2013 - $35,950), office and administrative expenses of $79,459 (2013 - $157,771), rent of $38,512 (2013 - $98,510) and travel expenses of $252 (2013 - $42,821) all decreased compared to the same period of the prior year as a direct result of decreased overall Company activities, including fewer marketing initiatives during the current period.

During the nine month period ended January 31, 2014, the Company recorded a recovery of $42,479 related to share-based compensation as a result of forfeitures of unvested stock options during the period. During the nine month period ended January 31, 2013, the Company recorded share-based compensation of $602,047 according to vesting schedules of certain grants issued in 2011 and 2012. This expense (recovery) had no effect on the Company’s cash flows.

Transfer agent and filing fees increased to $114,904 for the nine month period ended January 31, 2014 compared to $94,464 for the same period of the prior year as a result of the Company voluntarily delisting its common shares from the NYSE MKT, transitioning from the TSX to the TSX Venture Exchange, changing its name and consolidating its common shares on a 10 for 1 basis during the current period.

Other Income (Expenses)

Other expenses amounted to $5,276 for the nine month period ended January 31, 2014 compared to other income of $281,739 for the nine month period ended January 31, 2013.

The Company recorded finance income of $39 compared to $21,235 in the prior period which relates to interest earned on excess cash on hand.  The decrease in finance income is attributable to the Company’s decreasing cash and cash equivalents balance.  The Company realized a gain on foreign exchange of $788 compared to a loss of $6,721 in the prior period.

The Company also recorded an unrealized loss on marketable securities of $6,103 (2013 - $121,606) in relation to fair value adjustments for marketable securities the Company holds.

In addition, during the nine month period ended January 31, 2013, the Company recorded a flow through premium in the amount of $428,712 in relation to flow through shares issued in prior years and attributable to the qualified exploration expenditures incurred.  The Company also recorded a loss on asset disposition of $39,881 during the nine month period ended January 31, 2013.  No such transactions occurred during the nine month period ended January 31, 2014.

Jet Metal Corp.
(Formerly Crosshair Energy Corporation)
Management Discussion & Analysis
For the nine month period ended January 31, 2014
Date Prepared: March 24, 2014

Working Capital

As of January 31, 2014, the Company had a working capital deficit of $633,068 compared to a working capital surplus of $94,253 as at April 30, 2013. The decrease of $727,321 was mainly due to increased amounts due to related parties and decreased cash and cash equivalents, fair value of marketable securities, amounts receivable and prepaid expenses.

Details of the Company’s plans with respect to its working capital deficiency are further discussed in “Outlook” and “Liquidity and Capital Resources”.

SUMMARY OF QUARTERLY RESULTS

The following table summarizes the Company’s financial operations for the last eight quarters.  For more detailed information, please refer to the consolidated financial statements.

Description	Q3 January 31, 2014 ($)	Q2 October 31, 2013 ($)	Q1 July 31, 2013 ($)	Q4 April 30, 2013 ($)
Total assets Exploration and evaluation assets Working capital (deficit) Shareholders’ equity Net loss Loss per share Exploration and evaluation expenditures (recovery)	2,923,397 2,509,791 (633,068) 2,006,326 (159,468) (0.02) 18,596	2,958,270 2,509,791 (482,034) 2,159,102 (3,404,522) (0.52) 20,392	6,266,264 5,670,409 (255,927) 5,550,722 (292,928) (0.04) 8,876	6,635,616 5,670,409 94,253 5,905,723 (5,267,909) (0.80) (213,831)

Description	Q3 January 31, 2013 ($)	Q2 October 31, 2012 ($)	Q1 July 31, 2012 ($)	Q4 April 30, 2012 ($)
Total assets Exploration and evaluation assets Working capital Shareholders’ equity Net loss Loss per share Exploration and evaluation expenditures (recovery)	12,287,176 10,884,336 141,159 11,149,315 (828,327) (0.13) 36,174	12,796,468 10,683,053 574,584 11,868,381 (3,225,473) (0.49) 1,471,277	16,819,811 11,612,105 2,985,367 14,876,725 (2,352,352) (0.36) 1,541,446	17,997,243 11,592,105 5,466,961 16,999,901 (1,106,128) (0.20) (145,493)

Historical quarterly results of operations and net loss per share data do not necessarily reflect any recurring expenditure patterns or predictable trends.

The variations in reported quarterly information, and particularly the net losses reported for the quarters ended April 30, 2012 and July 31, 2012 are explained predominantly by the overall ramping up of exploration and evaluation activities subsequent to equity financing and the progressive increase in general and administrative expenses that were incurred as the Company continued to expand its corporate activities and personnel to support both the operations and public company obligations.

The increase in net loss reported for the quarters ended October 31, 2012, April 30, 2013 and October 31, 2013 are explained by impairment losses recorded for the Company’s exploration and evaluation assets.

Jet Metal Corp.
(Formerly Crosshair Energy Corporation)
Management Discussion & Analysis
For the nine month period ended January 31, 2014
Date Prepared: March 24, 2014

The significant decrease in net loss realized in the quarters ended July 31, 2013 and January 31, 2014 is a direct result of decreased overall Company activities as the Company attempted to maintain a low level of expenditures due to challenging market conditions.

THIRD QUARTER

Results of operations for the three month period ended January 31, 2014 compared to the three month period ended January 31, 2013:

For the three month period ended January 31, 2014, the Company reported a net loss of $159,468 or $0.02 per common share, compared to a net loss of $828,327 or $0.13 per common share for the three month period ended January 31, 2013.

Total expenses for the three month period ended January 31, 2014 were $166,880 which is $567,670 lower than for the same period of the prior year as a direct result of decreased overall Company activity during the current period.  All administrative expenses for the three month period ended January 31, 2014 decreased compared to the same period of the prior year and are discussed below.

Audit and accounting fees of $7,475 (2013 - $26,343) decreased for the three month period ended January 31, 2014 compared to the same period of the prior year due to the Company incurring additional fees in the prior period in relation to engaging the Company’s auditors to perform a quarterly review of the consolidated interim financial statements and preparing additional tax filings.

Consulting expense of $Nil (2013 - $57,303), management fees of $25,000 (2013 - $99,697) and wages and salaries of $44,259 (2013 - $160,887) total $69,259 for the current period (2013 - $317,887) which represents a total decrease of $248,628 compared to the same period of the prior year as a result of decreased Company activities and personnel providing services to the Company.

Director fees of $Nil (2013 - $29,033) decreased by $29,033 compared to the same period of the prior year as a result of the Company cancelling its director compensation program in light of financial conditions faced by the Company.

Exploration and evaluation expenses decreased to $18,596 for the three month period ended January 31, 2014 compared to $36,174 for the three month period ended January 31, 2013 as the Company continued to decrease exploration and evaluation activities on all of the Company’s properties.  Exploration and evaluation expenses for the three month period ended January 31, 2014 relate to administrative costs, reclamation costs and recoveries of the Bootheel project.  Details of exploration and evaluation activities are further discussed in “Description of Business and Overview”.

Investor relations expense of $2,024 (2013 - $44,375), legal costs of $688 (2013 - $945), office and administrative expenses of $9,025 (2013 - $36,435), rent of $15,773 (2013 - $29,857), transfer agent and filing fees of $23,911 (2013 - $34,506) and travel expenses of $40 (2013 - $8,526) all decreased compared to the same period of the prior year as a direct result of decreased Company activities, including fewer marketing initiatives during the current period.

During the three month period ended January 31, 2014, the Company recorded share-based compensation expense of $6,692 (2013 - $109,261) according to vesting schedules of certain stock option grants in 2011 and 2012. This expense had no effect on the Company’s cash flows.

Other income for the three month period ended January 31, 2014 consisted of a foreign exchange loss of $675 and an unrealized gain on marketable securities of $8,087 in relation to fair value adjustments for marketable securities the Company holds.

Jet Metal Corp.
(Formerly Crosshair Energy Corporation)
Management Discussion & Analysis
For the nine month period ended January 31, 2014
Date Prepared: March 24, 2014

Other expenses for the three month period ended January 31, 2013 consisted of unrealized losses on marketable securities of $102,271 in relation to fair value adjustments for marketable securities the Company holds.  This unrealized loss was offset by other income consisting of finance income of $1,926 for interest earned on excess cash on hand, a gain on foreign exchange of $3,711 and a gain on the sale of equipment of $2,857.

LIQUIDITY AND CAPITAL RESOURCES

As of January 31, 2014, the Company had cash and cash equivalents of $116,860 (April 30, 2013 - $596,450). Cash used in operating activities during the nine month period ended January 31, 2014 was $481,665 compared to $4,614,645 for the nine month period ended January 31, 2013.  Cash used in operating activities decreased significantly as a direct result of decreased overall company activity as the Company attempted to maintain a low level of expenditures and conserve cash due to challenging market conditions.  Cash provided by investing activities amounted to $2,075 for the nine month period ended January 31, 2014 and relates to net proceeds received on the sale of marketable securities.  Cash provided by investing activities for the nine month period ended January 31, 2013 amounted to $73,490 which consisted of proceeds from the sale of equipment and refunds of reclamation bonds, net of cash paid for the acquisition of exploration and evaluation assets and equipment. Cash used in financing activities was $Nil for the nine month period ended January 31, 2014 compared to cash used in financing activities of $46,481 for the same period of the prior year.

At present the Company has no producing properties and consequently has no current operating income or cash flows. The Company intends to finance its future requirements through a combination of debt and/or equity issuance. There is no assurance that the Company will be able to obtain such financings or obtain them on favorable terms. These uncertainties may cause significant doubt on the Company’s ability to continue as a going concern.

The Company’s cash and cash equivalents are held in a Schedule 1 Canadian financial institution and its affiliated brokerage house in highly liquid accounts and interest bearing investments.  No amounts have been or are invested in asset-backed commercial paper.

To date, the Company’s operations, exploration and evaluation activities have been almost entirely financed from equity financings. The Company will continue to identify financing opportunities in order to provide additional financial flexibility and to continue the development of its property portfolio, meet land claim expenditure requirements and other commitments. While the Company has been successful raising the necessary funds in the past, there can be no assurance it can do so in the future.

CAPITAL STOCK

The Company’s authorized capital consists of unlimited number of common shares without par value, and has securities outstanding as follows:

	As At
Security Description	January 31, 2014	Date of Report
Common shares – issued and outstanding	6,578,035	6,578,035
Director, employee and contractor options – vested	361,151	353,651
Director, employee and contractor options – granted but not yet vested	17,812	15,312
Warrants to purchase shares	818,970	-
Underwriters warrants – rights to purchase warrants	98,276	-
Common shares – fully diluted	7,874,244	6,946,998

Jet Metal Corp.
(Formerly Crosshair Energy Corporation)
Management Discussion & Analysis
For the nine month period ended January 31, 2014
Date Prepared: March 24, 2014

Share and warrant issuances

There were no share or warrant issuances during the nine month period ended January 31, 2014 or the year ended April 30, 2013.

During the nine month period ended January 31, 2014, the Company consolidated its common shares on the basis of one post-consolidated share for every ten pre-consolidated common shares held.  All references to share and per share amounts have been restated to reflect this share consolidation.

RELATED PARTY TRANSACTIONS

Related parties and related party transactions impacting the accompanying condensed interim consolidated financial statements are summarized below and include transactions with the following individuals or entities:

Key management personnel

Key management personnel include those persons having authority and responsibility for planning, directing and controlling the activities of the Company as a whole. The Company has determined that key management personnel consists of members of the Company’s Board of Directors, corporate officers, including the Company’s Chief Executive Officer, Chief Financial Officer, and Vice Presidents.

Remuneration attributed to key management personnel for the nine month periods ended January 31, 2014 and 2013 are summarized as follows:

	January 31, 2014	January 31, 2013

Share-based compensation	$24,271	$318,099
Short-term benefits*	199,783	801,430
	$224,054	$1,119,529
* include base salaries and directors’ fees, pursuant to contractual employment or consultancy arrangements, management and consulting fees

The Company had a consulting agreement with the former Executive Chairman that provided for a lump sum payment of $150,000 on termination or $450,000 in the event of a change of control of the Company.  This agreement was terminated by the former Executive Chairman of the Company as of December 31, 2013.

Other related parties

King & Bay West Management Corp. (“King & Bay West”), formerly Forbes West Management Corp.: King & Bay West is an entity owned by the former Executive Chairman of the Company, who remains an insider of the Company, and provides administrative, management, geological, regulatory, tax, corporate development and investor relations services to the Company.  All services were incurred in the normal course of operations on terms equivalent to those that prevail with arm’s length transactions.

Transactions entered into with related parties other than key management personnel during the nine month periods ended January 31, 2014 and 2013 include the following:

	January 31, 2014	January 31, 2013

King & Bay West	$273,972	$1,147,073

Jet Metal Corp.
(Formerly Crosshair Energy Corporation)
Management Discussion & Analysis
For the nine month period ended January 31, 2014
Date Prepared: March 24, 2014

Amounts due to related parties as at January 31, 2014 included the following:

•	King & Bay West, controlled by the former Executive Chairman and insider of the Company - $501,184 (April 30, 2013 - $319,312)

•	MJM Consulting Corp., controlled by the former Executive Chairman and insider of the Company - $91,875 (April 30, 2013 - $48,522)

The amounts due to related parties are non-interest bearing.

GOING CONCERN

The Company is in the process of exploring and developing its exploration and evaluation properties and has not yet determined whether the properties contain ore reserves that are economically recoverable.  The recoverability of the amounts shown for exploration and evaluation properties and related deferred exploration costs are dependent upon the existence of economically recoverable reserves, the ability of the Company to obtain necessary financing to complete the development of those reserves and upon future profitable production.

The condensed interim consolidated financial statements of the Company have been prepared using IFRS on a going concern basis which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future.  The continuing operations of the Company are dependent upon its ability to continue to raise adequate financing and to commence profitable operations in the future.

As at January 31, 2014, the Company had a working capital deficit of $633,068 (April 30, 2013 – working capital of $94,253) and a deficit of $106,882,828 (April 30, 2013 - $103,025,910). At present the Company has no producing properties and consequently has no current operating income or cash flows. The Company intends to finance its future requirements through a combination of debt and/or equity issuance. There is no assurance that the Company will be able to obtain such financings or obtain them on favorable terms. Without additional financing, there is substantial doubt that the Company will be able to fund both its exploration programs and ongoing operations for the next 12 months. These uncertainties may cause significant doubt on the Company’s ability to continue as a going concern.

CRITICAL ACCOUNTING ESTIMATES

The preparation of the condensed interim consolidated financial statements in conformity with IFRS requires management to make estimates and assumptions.  These estimates and assumptions affect the reported amounts of assets, liabilities, shareholders’ equity, and the disclosure of contingent assets and liabilities, as at the date of the financial statements, and expenses for the periods reported.  Actual results could differ from those estimates.

ACCOUNTING POLICIES

The accounting policies followed by the Company are set out in Note 3 to the audited consolidated financial statements for the year ended April 30, 2013 and have been consistently followed in the preparation of the accompanying condensed interim consolidated financial statements, except for new standards adopted as disclosed below.

New Accounting Pronouncements Adopted

The following accounting standards were adopted as of May 1, 2013 and did not have a material impact on the condensed interim consolidated financial statements of the Company.

Jet Metal Corp.
(Formerly Crosshair Energy Corporation)
Management Discussion & Analysis
For the nine month period ended January 31, 2014
Date Prepared: March 24, 2014

Amendments to IFRS 7, Financial Instruments:  Disclosures (“IFRS 7”) introduces enhanced disclosure around the transfer of financial assets and associated risks.

In May 2011, the IASB issued IFRS 10, Consolidated Financial Statements (“IFRS 10”), which builds on existing principles by identifying the concept of control as the determining factor in whether an entity should be included within the consolidated financial statements of a parent company. IFRS 10 also provides additional guidance to assist in the determination of control where this is difficult to assess.

In May 2011, the IASB issued IFRS 11, Joint Arrangements (“IFRS 11”), which enhances accounting for joint arrangements, particularly by focusing on the rights and obligations of the arrangement, rather than the arrangement’s legal form. IFRS 11 also addresses inconsistencies in the reporting of joint arrangements by requiring a single method to account for interests in jointly controlled entities and prohibits proportionate consolidation.

In May 2011, the IASB issued IFRS 12, Disclosure of Interests in Other Entities (“IFRS 12”), which is a comprehensive standard on disclosure requirements for all forms of interests in other entities, including joint arrangements, associates, special purpose vehicles and other off-balance sheet vehicles.

In May 2011, the IASB issued IFRS 13, Fair Value Measurement (“IFRS 13”), which defines fair value, sets out in a single IFRS a framework for measuring fair value and requires disclosures about fair value measurements. IFRS 13 does not determine when an asset, a liability or an entity’s own equity instrument is measured at fair value. Rather, the measurement and disclosure requirements of IFRS 13 apply when another IFRS requires or permits the item to be measured at fair value (with limited exceptions).

In June 2011, the IASB amended IAS 1, Presentation of Financial Statements (“IAS 1”), to change the disclosure of items presented in other comprehensive income into two groups, based on whether those items may be recycled to profit or loss in the future.

Amendments to IAS 27, Separate Financial Statements (“IAS 27”), and IAS 28, Investments in Associates and Joint Ventures (“IAS 28”) have been made. IAS 27 addresses accounting for subsidiaries, jointly controlled entities and associates in non-consolidated financial statements. IAS 28 has been amended to include joint ventures in its scope and to address the changes in IFRS 10-13.

New Accounting Pronouncements to be Adopted

The following accounting pronouncements have been made, but are not yet effective for the Company as at January 31, 2014.  The Company is currently evaluating the impact of these amended standards on its consolidated financial statements.

In November 2009 and October 2010, the IASB issued IFRS 9, Financial Instruments (“IFRS 9”), which represents the completion of the first part of a three-part project to replace IAS 39, Financial Instruments: Recognition and Measurement, with a new standard. Per the new standard, an entity choosing to measure a liability at fair value will present the portion of the change in its fair value due to changes in the entity’s own credit risk in the other comprehensive income or loss section of the entity’s statement of comprehensive loss, rather than within profit or loss. Additionally, IFRS 9 includes revised guidance related to the derecognition of financial instruments. IFRS 9 applies to financial statements for annual periods beginning on or after January 1, 2015, with early adoption permitted.  The Company is currently evaluating the impact of this new standard on its consolidated financial statements.

Amendments to IAS 32, Financial Instruments:  Presentation, are effective for annual periods beginning on or after January 1, 2014.  This provides for amendments relating to offsetting financial assets and financial liabilities.    The Company is currently evaluating the impact of this new standard on its consolidated financial statements.

Jet Metal Corp.
(Formerly Crosshair Energy Corporation)
Management Discussion & Analysis
For the nine month period ended January 31, 2014
Date Prepared: March 24, 2014

RISK FACTORS

The exploration of mineral deposits involves significant risks and uncertainties, which even a combination of careful evaluation, experience and knowledge may not eliminate. Certain of the more prominent risk factors that may materially affect the Company’s future performance, in addition to those referred to above, are listed hereunder.

The successful start of mining development and operations into a commercially viable mine cannot be assured.

There are numerous activities that need to be completed in order to successfully commence development and production, including, without limitation: completing of a formal feasibility study; optimizing the mine plan; recruiting and training personnel; having available funds to finance construction and development activities; avoiding potential increases in costs; negotiating contracts for the supply of power, shipping and for the sale of commodities; updating, renewing and obtaining, as required, all necessary permits, including, without limitation, environmental permits; and handling any other infrastructure issues. There is no certainty that the Company will be able to successfully complete these activities, since most of these activities require significant lead times, and the Company will be required to manage and advance these activities concurrently in order to begin production. A failure or delay in the completion of any one of these activities may delay production, possibly indefinitely, and will have a material adverse effect on the Company’s business, prospects, financial position, results of operations and cash flows.

As such, there can be no assurance that the Company will be able to complete development of its projects at all, on time or in accordance with any budgets due to, among other things, the delivery and installation of plant and equipment and cost overruns, or that the current personnel, systems, procedures and controls will be adequate to support operations. Failure to successfully complete these events as expected would have a material adverse effect on the Company’s business, prospects, financial position, results of operations and cash flows.

There is no assurance that the Company will ever achieve production or that the Company will ever be profitable if production is achieved.

The Company may experience difficulty attracting and retaining qualified management and technical personnel to meet its needs for growth.

The Company is dependent on the services of key executives and other highly skilled and experienced executives and personnel focused on managing the Company's interests and the advancement of projects and on identifying new opportunities for growth and funding. Due to the Company’s relatively small size, the loss of these persons or its inability to attract and retain additional highly skilled employees required for the development of the Company’s activities may have a material adverse effect on its business or future operations.

Titles and other rights to the Company’s projects cannot be guaranteed and may be subject to prior unregistered agreements, transfers or claims and other defects.

The Company cannot guarantee that title to its projects will not be challenged. The Company may not have, or may not be able to obtain, all necessary surface rights to develop its projects. Title insurance generally is not available for mineral properties, and its ability to ensure that we have obtained secure claim to individual mineral properties or mining concessions may be severely constrained. The Company’s projects may be subject to prior unregistered agreements, transfers or claims, and title may be affected by, among other things, undetected defects.  The Company has not conducted surveys of all of the claims in which it holds direct or indirect interests. A successful challenge to the precise area and location of these claims could result in the Company being unable to operate on all or part of its projects as permitted or being unable to enforce our rights with respect to all or part of the Company’s projects.

Jet Metal Corp.
(Formerly Crosshair Energy Corporation)
Management Discussion & Analysis
For the nine month period ended January 31, 2014
Date Prepared: March 24, 2014

The Company needs to enter into contracts with external service and utility providers.

Mining, processing, development and exploration activities depend, to one degree or another, on adequate infrastructure. In order to develop a mine, the Company will need to negotiate and conclude various agreements with external service and utility providers for shipping and power access, and these are important determinants that affect capital and operating costs. The inability to conclude any such agreements could have a material adverse effect on the Company’s financial position, results of operations and cash flows and render the development of a mine unviable.

The Company's activities are subject to environmental laws and regulations that may increase the Company's costs of doing business and restrict the Company’s operations.

All of the Company’s exploration, potential development and production activities are subject to regulation by governmental agencies under various environmental laws, including with respect to air emissions, discharges into water, management of waste, management of hazardous substances, protection of natural resources, antiquities and endangered species and reclamation of lands disturbed by mining operations. Compliance with environmental laws and regulations may require significant capital outlays on behalf of the Company and may cause material changes or delays in our intended activities. There can be no assurance that future changes in environmental regulations will not adversely affect the Company’s business, and it is possible that future changes in these laws or regulations could have a significant adverse impact on some portion of its business, causing it to re-evaluate those activities at that time. Failure to comply with applicable environmental laws, regulations and permitting requirements may result in enforcement actions thereunder, including orders issued by regulator or judicial authorities, causing operations to cease or to be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment or remedial actions.

The Company has a history of losses and expects to incur losses for the foreseeable future.

The Company has incurred losses since its inception and expects to incur losses for the foreseeable future. The Company expects to continue to incur losses unless and until such time as a project enters into commercial production and generates sufficient revenues to fund continuing operations. The development of the Company’s projects will require the commitment of substantial financial resources. The amount and timing of expenditures will depend on a number of factors, including the progress of ongoing exploration, evaluation and development, the results of consultant analysis and recommendations, the rate at which operating losses are incurred, the execution of any agreements with strategic partners and our acquisition of additional properties. Some of these factors are beyond the Company’s control. There can be no assurance that the Company will ever achieve profitability.

The Company’s securities are subject to price volatility.

In recent years, the securities markets in the United States and Canada have experienced a high level of price and volume volatility, and the market prices of securities of many companies have experienced wide fluctuations that have not been necessarily related to the operating performance, underlying asset values or prospects of such companies. There can be no assurance that fluctuations in the Company’s share price will not occur. It may be anticipated that any quoted market for our common shares will be subject to market trends generally, notwithstanding any potential success in creating revenues, cash flows or earnings. The value of the Company’s common shares will be affected by such volatility.

Jet Metal Corp.
(Formerly Crosshair Energy Corporation)
Management Discussion & Analysis
For the nine month period ended January 31, 2014
Date Prepared: March 24, 2014

FINANCIAL INSTRUMENTS

The Company’s financial assets and liabilities are recorded and measured as follows:

Asset or Liability	Category	Measurement
Cash and cash equivalents	FVTPL	Fair value
Marketable securities	FVTPL	Fair value
Receivables	Loans and receivables	Amortized cost
Reclamation bonds	Held to maturity	Amortized cost
Payables and accrued liabilities	Other liabilities	Amortized cost
Due to related parties	Other liabilities	Amortized cost

The fair value of the Company’s receivables, payables and accrued liabilities, and due to related parties approximate carrying value, due to their short-term nature.  The Company’s cash and cash equivalents and marketable securities are measured at fair value under the fair value hierarchy based on level one quoted prices in active markets for identical assets or liabilities.  The Company’s other financial instruments, being reclamation bonds, are measured at amortized cost.

The Company’s financial instruments are exposed to certain financial risks, including currency risk, credit risk, liquidity risk, interest rate risk and price risk.

Credit risk

Credit risk is the risk of an unexpected loss if a customer or third party to a financial instrument fails to meet its contractual obligations.

The Company is subject to credit risk on its cash and cash equivalents, and receivables. The Company limits its exposure to credit loss by placing its cash and cash equivalents with major financial institutions. The Company has no investments in asset-backed commercial paper. The Company’s receivables consist mainly of HST receivable due from the Government of Canada.  The Company does not believe it is exposed to significant credit risk

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due.

The Company manages liquidity risk through its capital management as outlined in the notes to the accompanying condensed interim consolidated financial statements. The Company will require additional equity financing to meet its administrative overhead costs and further exploration activities on its exploration and evaluation assets in fiscal 2014.

Market Risk

Market risk is the risk of loss that may arise from changes in market factors such as interest rates, commodity and equity prices, and foreign exchange rates.

(a) Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates.

The risk that the Company will realize a loss as a result of a decline in the fair value of any short-term investments included in cash and cash equivalents is minimal because these investments generally have a fixed yield rate.

Jet Metal Corp.
(Formerly Crosshair Energy Corporation)
Management Discussion & Analysis
For the nine month period ended January 31, 2014
Date Prepared: March 24, 2014

(b) Price risk

The Company is exposed to price risk with respect to commodity prices, particularly uranium, and equity prices, since the Company possesses investments in publicly traded securities.  The Company closely monitors those prices to determine the appropriate course of action to be taken by the Company. However, there can be no assurance that the Company can exit these positions if required, resulting in proceeds approximating the carrying value of these securities.

(c) Currency risk

The Company’s expenditures are predominantly in Canadian dollars, and any future equity raised is expected to be predominantly in Canadian dollars.  As at January 31, 2014, the Company has accounts payable denominated in US dollars of US$81,428, cash of US$7,242 and reclamation bonds of US$62,400.  A 10% change in the Canadian dollar versus the US dollar would give rise to a gain/loss of approximately $1,319.

OFF BALANCE SHEET ARRANGEMENTS

The Company has not entered into any off balance sheet financing arrangements.

DISCLOSURE CONTROLS AND PROCEDURES

At the end of the period covered by this report, an evaluation of the effectiveness of the design and operations of our “disclosure controls and procedures” (as such term is defined in Rule 13a-15(e) of the United States Securities Exchange Act of 1934 (the “Exchanged Act”)) was carried out by our principal executive officer and principal financial officer. Based upon that evaluation, our principal executive officer and principal financial officer have concluded as of the end of the period covered by this report that the design and operation of our disclosure controls and procedures are effective at the reasonable assurance level to ensure that information required to be disclosed by us in reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in SEC rules and forms, and is accumulated and communicated to management, including our principal executive officer and principal financial officer, to allow timely decisions regarding required disclosures.

Notwithstanding the foregoing, because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that our disclosure controls and procedures will detect or uncover every situation involving the failure of persons within our company and our subsidiaries to disclose material information otherwise required to be set forth in our periodic reports.  Our disclosure controls and procedures are designed to provide reasonable assurance of achieving their objective of ensuring that information required to be disclosed in the reports that we file or submit under the Exchange Act is communicated to management to allow timely decisions regarding required disclosure.

INTERNAL CONTROLS OVER FINANCIAL REPORTING

The management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting. The Company’s internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

Jet Metal Corp.
(Formerly Crosshair Energy Corporation)
Management Discussion & Analysis
For the nine month period ended January 31, 2014
Date Prepared: March 24, 2014

Management conducted an evaluation of the effectiveness of company level internal controls over financial reporting on a risk based approach using elements of the framework in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

There were no changes in the Company’s internal controls over financial reporting during the nine month period ended January 31, 2014 that have affected, or which are reasonably likely to materially affect, its internal control over financial reporting.

Management’s internal control report was not subject to attestation by the Corporation’s independent registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission that permit the Corporation to provide only management’s report.

SUBSEQUENT EVENTS

The following reportable events occurred subsequent to the nine month period ended January 31, 2014:

•	On February 12, 2014, 10,000 stock options with an exercise price of $3.80 were forfeited.

•	On February 27, 2014, 818,970 warrants with an exercise price of $7.00 expired.

•	On February 27, 2014, 98,276 warrants with an exercise price of $5.00 expired.

ADDITIONAL INFORMATION

Additional information relating to the Company, including the Company’s Annual Report on Form 20-F, is on SEDAR at www.sedar.com.

APPROVAL

The Board of Directors of the Company has approved the disclosures contained in this MD&A.